Berry Only Inc.
722B Kingston Road
Toronto, Ontario M4E 1R7

December 2, 2010

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attn: Jessica Kane

Re:          Berry Only Inc.
Registration Statement on Form S-1
File No. 333-168897

Dear Ms. Kane

In response to your comment letter dated November 22, 2010 we have filed an amendment to the S-1 which was originally filed on August 17, 2010.

General

1.  While we respectively disagree with the Staff's interpretation, the selling shareholders have reduced the number of shares being registered in hopes that Staff will re-characterize this offering as a secondary offering.

Selling Shareholders, page 9

2.   The selling shareholders purchased the securities they are attempting to register for resale in the ordinary course of their own personal investment objectives.  The Company is not aware of any shareholder who is in the "business" of investing in small, start-up companies.

Financial Statements, page 28

Balance Sheet, page 29

3.   Revised

Liquidity and Capital Resources, page 51

4.  Revised

Thank you for your comments, we await your response.

Yours truly,

/s/ David Guest

David Guest
President